UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
ALLIANCE BANKSHARES CORPORATION

(Name of Issuer)
Common Stock, $4.00 par value per share

(Title and Class of Securities)
018535104

(CUSIP Number)
August 17, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	018535104	13G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS JOHN W. EDGEMOND I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		347,387

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		347,387

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		347,387

WITH	8	SHARED DISPOSITIVE POWER

		347,387

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	347,387

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	018535104	13G	Page	3	of	6	Pages

1	NAMES OF REPORTING PERSONS JOHN W. EDGEMOND TRUST I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	COMMONWEALTH OF VIRGINIA

	5	SOLE VOTING POWER

NUMBER OF		347,387

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		347,387

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		347,387

WITH	8	SHARED DISPOSITIVE POWER

		347,387

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	347,387

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1(a) Name of Issuer:
     ALLIANCE BANKSHARES CORPORATION
Item 1(b) Address of Issuers’ Principal Executive Officers:
     14200 PARK MEADOW DRIVE, SUITE 200 SOUTH, CHANTILLY VIRGINIA 20151
Item 2(a) Name of Person Filing:
Item 2(b) Address of Principal Business Office or, if none, Residence
Item 2(c) Citizenship
John W. Edgemond
11571 Greenwich Pt. Road
Reston, Virginia 20194
United States
John W. Edgemond Trust
11571 Greenwich Pt. Road
Reston, Virginia 20194
John W. Edgemond, Trustee
Commonwealth of Virginia
Item 2(d) Title of Class of Securities
     COMMON STOCK, $4.00 PAR VALUE PER SHARE (THE “COMMON STOCK”)
Item 2(e) CUSIP Number
     THE CUSIP NUMBER FOR THE COMMON STOCK IS 018535104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Amount Beneficially Owned
(a)	Amount beneficially owned: 347,387 shares of Common Stock

(b)	Percentage of class: 6.8%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 347,387 shares of Common Stock

(ii)	shared power to vote or to direct the vote: 347,387 shares of Common Stock

(iii)	sole power to dispose or to direct the disposition of: 347,387 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: 347,387 shares of Common Stock
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable
Item 8. Identification and Classification of Members of the Group
     Not Applicable
Item 9. Notice of Dissolution of Group
     Not Applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHN W EDGEMOND
/s/ John W. Edgemond
Name:	John W. Edgemond

JOHN W EDGEMOND TRUST
By:	/s/ John W. Edgemond
Name:	John W. Edgemond
Title:	Trustee

Date: August 27, 2008